DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212 450 6141
matthew.telford@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG


FEB - 4 2005
1086




05005527

File No. 82-4939

February 4, 2005

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant disclosure related to the London Underground project,

which was furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

(NY) 07945/001/12G04/12.28.sec.doc

In compliance with article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

SIGNIFICANT DISCLOSURE

Amey plc ("AMEY"), a subsidiary in the United Kingdom of FERROVIAL SERVICIOS, S.A., the latter wholly owned by GRUPO FERROVIAL, S.A., confirms that all the conditions affecting the enforceability of the agreement to acquire JARVIS's stake in the London Underground project, managed through the Tube Lines consortium, as notified to the Comisión Nacional del Mercado de Valores on 23 December 2004, with register number 54621, were met on 29 January last.

Consequently, AMEY now owns 66.66% of the Tube Lines consortium and has assumed full management of the technical assistance contract for operating and maintaining the underground lines managed by the consortium.

This acquisition confirms FERROVIAL SERVICIOS' growth strategy based on acquiring and managing long-term projects associated with service concessions (the Tube Lines project is one of the largest Private Finance Initiative/Public Private Partnership – PFI/PPP – projects in Europe).

Madrid, 31 January 2005.

José María Pérez Tremps
Director and Company Secretary of GRUPO FERROVIAL, S.A.